May 15, 2007
Via EDGAR and Courier
Elaine Wolff
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Local.com Corporation Registration Statement on Form S-3; Filed April 4, 2007; File No. 333-141890
Dear Ms. Wolff:
We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated May 3, 2007 (the “Comment Letter”), to the above referenced Form S-3 of Local.com Corporation (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).
For your convenience, we are sending you a copy of this letter.
The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.
General
1.	Please provide us with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale. To calculate this amount, use the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.
Response: The total dollar value of the securities underlying the convertible notes and warrants that we have registered for resale is $16,056,362. This amount is calculated using the number of underlying securities that we are registering, 3,725,375, and the closing market price per share of our common stock, $4.31, as listed on the Nasdaq Capital Market on the date of the sale of the convertible note, February 23, 2007.
2.	Please provide us with a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction. Include any interest payments, liquidated damages, payments made to finders or placement agents, and any other payments or potential payments. Please describe the material terms of each such payment. Do not include any repayment of principal on the convertible notes.
Further, please tell us the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.
Response: The following table shows the dollar amount of each payment in connection with the transaction that we have made or will be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction:

		Placement	Attorney’s
	Interest	Agents Fees	Fees
	Payments (1)	(2)	(3)	Total

Hearst Communications, Inc.	$1,095,000	—	—	$1,095,000
SRB Greenway Capital, L.P.	$37,266	—	—	$37,266
SRB Greenway Capital (QP), L.P.	$314,174	—	$22,000	$334,174
SRB Offshore Operating Fund, L.P.	$13,560	—	—	$13,560
GunnAllen Financial, Inc.	—	$325,000	—	$325,000
Norman K. Farra Jr.	—	$205,000	—	$205,000

Total	$1,460,000	$530,000	$22,000	$2,012,000

(1)	Interest is paid at a rate of 9% (computed on the basis of the actual number of days elapsed in a 360-day year) on the outstanding principal balance of the notes. Interest will accrue and be paid quarterly.

(2)	Placement Agent Fees were calculated pursuant to an Exclusive Investment Banking Agreement between us and GunnAllen Financial, Inc. using the following formula: 7% up to $5,000,000 and 6% on any additional amount up above $5,000,000. The allocation of the Placement Agent Fees between GunnAllen Financial, Inc. and Norman K. Farra Jr. was provided to us and confirmed by both parties.

(3)	Attorney’s Fees for the Greenway investors was set forth in the Purchase Agreement dated February 22, 2007 by and among us and the investors.
There are no liquidated damages to be paid related to this transaction.
Our net proceeds from the sales of the convertible notes were $5,988,000 ($8,000,000 gross proceeds less $2,012,000 payments listed above). The total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes are $684,000 (interest payments).
3.	Please provide us with a tabular presentation of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note and warrant, with the following information presented separately:
•	The market price per share of the securities underlying the convertible note and warrant on the date of the sale of the convertible note:

•	The conversion price per share of the underlying securities on the date of the sale of the convertible note or warrant, calculated as follows:

–	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note or warrant; and

–	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note or warrant and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible note or warrant (assuming no interest payments and complete conversion throughout the term of the note or warrant);

•	the combined market price of the total possible number of shares underlying the convertible note or warrant, calculated by using the market price per share on the date of the sale of the convertible note or warrant and the total possible shares underlying the convertible note or warrant;

•	the combined conversion price of the total possible number of shares underlying the convertible note or warrant, calculated by using the conversion price on the date of the sale of the convertible note or warrant and the total possible shares underlying the convertible note or warrant; and

•	the total possible discount to the market price as of the date of the sale of the convertible note or warrant, calculated by subtracting the combined conversion price on the date of the sale of the convertible note or warrant from the combined market price of the total number of shares underlying the convertible note or warrant on that date.
If there are provisions in the convertible note or warrant that could result in a change in the price per share upon the occurrence of certain events, please provide additional information in the table as appropriate. For example, if the conversion price per share is fixed unless and until the market falls below a stated price, at which point the conversion price per share drops to a lower price, please describe these terms in the table.
Response: The following tables provide the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note and warrant and additional information:

Market price per share of the securities underlying the convertible note and warrant on the date of the sale of the convertible note:	$4.31

Conversion price per share of underlying securities on the date of sale of the convertible note or warrant (all fixed):

Note	$4.02	(1)
Warrant A	$4.82	(2)
Warrant B	$5.63	(3)

(1)	—	Conversion price per share of the Note was set at the closing bid price of our common stock on the date the private placement agreement was signed, February 22, 2007, the day before the sale of the convertible notes. The Note contains an anti-dilution provision whereby if the Company issues or sells any warrants, options, common stock or any stock or security convertible into common, the conversion price of the Note will be adjusted. Capital stock, options or convertible securities issued to directors, officers, employees or consultants of the Company are excluded from the anti-dilution provision.

(2)	—	Conversion price per share of Warrant A was set at 120% of the conversion price of the Note.

(3)	—	Conversion price per share of Warrant B was set at 140% of the conversion price of the Note.

	Total Shares
	Underlying the		Combined	Total
	Note or	Combined	Conversion	Discount
	Warrant	Market Price	Price	(Premium)

Hearst Communications, Inc.	2,686,567	$11,579,104	$12,238,805	$(659,701)
SRB Greenway Capital, L.P.	91,432	$394,072	$416,523	$(22,451)
SRB Greenway Capital (QP), L.P.	770,822	$3,322,243	$3,511,523	$(189,280)
SRB Offshore Operating Fund, L.P.	33,269	$143,389	$151,558	$(8,169)
GunnAllen Financial, Inc.	87,862	$378,685	$459,079	$(80,394)
Norman J. Farra Jr.	55,422	$238,869	$289,580	$(50,711)

Total	3,725,374	$16,056,362	$17,067,069	$(1,010,707)

4.	Please provide us with a tabular presentation of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, with the following information presented separately:
•	market price per share of the underlying securities on the date of the sale of that other security:

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

–	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total possible number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the combined conversion price of the total possible number of shares underlying that other security, calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the combined conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
Response: The following table provides the total possible profit to be realized as a result of any conversion discounts for securities underlying any other of our warrants, options, notes, or other securities that are held by the selling shareholders or any affiliates of the selling shareholders:

	Market Price		Total			Total
	of Underlying	Conversion/	Possible		Combined	Possible
	Security on	Exercise Price	Shares to be	Combined	Conversion	Discount
	Date of Sale	(All fixed)	Received	Market Price	Price	(Premium)
GunnAllen Financial, Inc.	$4.00	$4.00	77,590	$310,360	$310,360	$0
	$8.00	$10.00	31,259	$250,072	$312,590	$(62,518)

Total			108,849	$560,432	$622,950	$(62,518)

Norman K. Farra Jr.	$2.25	$2.25	10,000	$22,500	$22,500	$0
	$15.08	$15.08	10,000	$150,800	$150,800	$0
	$9.00	$9.00	15,000	$135,000	$135,000	$0
	$5.90	$5.90	15,000	$88,500	$88,500	$0
	$3.49	$3.49	15,000	$52,350	$52,350	$0

Total			65,000	$449,150	$449,150	$0

Grand total			173,849	$1,009,582	$1,072,100	$(62,518)

Heart Communications, Inc., SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Greenway Offshore Operating Fund, L.P. do not hold any other of our warrants, options, notes or other securities.
5.	Please provide us with a table showing:
•	the gross proceeds paid or payable to the issuer in the convertible note and warrant transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.
Further, please tell us — as a percentage — the total amount of all possible payments as provided in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note and warrant as provided in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes and warrants, as well as the amount of that resulting percentage average over the term of the convertible notes and warrants.
Response: The following table provides the information requested:

Gross proceeds paid or payable to us:	Note and warrant sale	$8,000,000
	Exercise of warrants	$9,067,068

	Total	$17,067,068

All payments that have been made or that may be required to be made as disclosed in comment 2:		$2,012,000

Resulting net proceeds		$15,055,068

Combined total possible profit (loss) to be realized as a result of conversion discounts as disclosed in comments 3 and 4:		$(1,073,225)

Percentage of all payment (comment 2) and discount (comment 3) divided by net proceeds:		6.65%

Average over the term of the convertible notes and warrants:		3.33%

6.	Please provide us with a table showing all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliated of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Provide the following information separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliated of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
Response: The following table shows all prior securities transaction between us and the selling shareholders:

			Number of
			Shares
		Number of	Outstanding				Market
		Shares	Prior to the	Number of		Percentage	Price Per	Current
		Outstanding	Transaction	Shares		of Total	Share Prior	Market
	Date of	Prior to the	Held by	Issued or		Issued and	to	Price Per
	Transaction	Transaction (1)	Others (1)	Issuable		Outstanding	Transaction	Share (1)
GunnAllen Financial, Inc	6/1/03	1,822,964	558,895	178,226	*	314%	$4.00 (2)	$4.31
	10/18/04	1,922,964	589,814	31,259	*	1,887%	$8.00	$4.31

Norman K. Farra Jr.	1/28/04	1,922,964	589,814	10,000	**	5,898%	$2.25 (2)	$4.31
	1/14/05	7,968,912	6,434,508	10,000	**	64,345%	$15.08	$4.31
	6/3/05	8,703,025	7,168,621	15,000	**	47,790%	$9.00	$4.31
	1/13/06	9,186,942	7,562,826	15,000	**	50,419%	$5.90	$4.31
	12/14/06	9,297,502	8,259,708	15,000	**	55,065%	$3.49	$4.31

*	Number of shares of common stock issuable upon exercise of warrant issued.

**	Number of shares of common stock issuable upon the exercise of option issued pursuant to equity plans approved by security holders.

(1)	Data provided is related to our common stock as all transactions reported are for warrants and options.

(2)	Warrant and option granted prior to our initial public offering. Market price (and exercise price) was determined to be the fair value of our common stock at the date of the transaction.
7.	Please provide us with a table comparing:
•	the number of shares outstanding prior to the convertible note and warrant transactions that are held by persons other than the selling shareholder, affiliates of the company and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
Response: The following table provides the comparison listed above:

Number of shares outstanding prior to the convertible note and warrants transaction held by persons other than selling shareholders and affiliates of the company:	8,957,553
Number of shares registered for resale by the selling shareholders in prior registration statements:	243,226
Number of shares registered for resale by the selling shareholders that continue to be held:	142,590
Number of shares that have been sold in registered resale transactions by the selling shareholders:	100,636
Number of shares registered for resale on behalf of selling shareholders in current transaction:	3,725,374

8.	Please provide us with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
–	the date on which each such selling shareholder entered into that short position; and

–	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note and warrant transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note and warrant transaction, before the filing or after the filing of the registration statement, etc.).
Response: We intend to make all payments, as disclosed and calculated in our response to comment 2 of the comment response letter, on the overlying securities. We have already paid the Placement Agents Fees of $530,000 and Greenway’s Attorney’s Fees of $22,000. We believe that we will have the financial ability to make the Interest payments of $1,460,000 from our cash balances and the cash flows from our operations over the next two years.
Based on the information obtained from the selling shareholders, none of the selling shareholders has an existing short position in our common stock.
9.	Please provide us with the following:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those person), including a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between an/or among those parties are include as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
Response: In the past three years, we have had relationships and arrangements with GunnAllen Financial, Inc. and Norman K. Farra Jr.
On April 7, 2004, we engaged GunnAllen Financial, Inc. (“GAF”) to provide us with financial consulting service and to coordinate the introduction of entities that may have an interest in pursuing some form of business combination with us. The term of the engagement was twelve months. GAF would receive a fee based on the total gross consideration or value attributed to a business combination as follows: 5% of the first $50 million, 4% of the 2nd $50 million, 3% of the 3rd $50 million, 2% of the 4th $50 million, and 1% of everything thereafter above $200 million. No fees have been paid by the Company to GAF under this agreement.
On December 19, 2006, we entered into an Exclusive Investment Banking Agreement with GunnAllen Financial, Inc. (“GAF”) to provide us with investment banking services that resulted in the sale of the convertible notes and warrants. GAF received cash payment of $530,000 for commission at the closing of the convertible notes and warrants financing based on the following formula: 7% up to $5,000,000 and 6% on any additional amounts in excess of $5,000,000. In addition, GAF received warrants to purchase 143,284 shares of our common stock equivalent to 4% of the shares of common stock issuable upon the conversion of the convertible notes and warrants issued in the financing. GAF informed us that they were paying Norman K. Farra, Jr., a member of our board of directors and an employee of GAF, $205,000 in cash and assign to him warrants to purchase 55,422 shares of our common stock. A copy of this agreement is attached as Exhibit A.
Norman J. Farra Jr. served as GAF’s representative as a board observer to our board of directors from January 2004 to August 2005. On August 11, 2005, Mr. Farra was elected to our board of directors at our 2005 annual meeting of stockholders for a term of 3 years.
All other agreements between and/or among the parties are included as exhibits to the registration statement.
10.	Please provide us with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement. Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response: We determined the number of shares to register in connection with this registration statement as follows:
Relating to the convertible note — Dividing the total face value of the note issued to each investor ($8,000,000) by the conversion price ($4.02). The number of shares we seek to register is 1,990,050.
Relating to the warrants — The total number of underlying shares of our common stock that would be issued upon full exercise of all warrants issued. The number of shares we seek to register is 1,735,324.
The total number of shares to be registered is 3,725,374. That is consistent with the number of shares listed in the fee table and in the “Selling Shareholders” section of the prospectus.
11.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.
Response: Hearst Communications, Inc. has supplied us with the following with respect to the shares to be offered for resale: “Hearst Communications, Inc. is a corporation managed by a board of directors and a group of senior executive officers. Because the shares owned by Hearst Communications, Inc. represent an immaterial asset of Hearst Communications, Inc., any senior executive officer may exercise sole voting and/or dispositive power with respect to the shares.”
Richard A. Frueh is the natural person who exercises the voting and dispositive power with respect to the shares owned by GunnAllen Financial, Inc.
We will amend the registration statement to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive power with respect to the shares to be offered by a legal entity.
Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.
Respectfully submitted,
/s/ Douglas S. Norman
Douglas S. Norman
Chief Financial Officer

EXHIBIT A
EXCLUSIVE INVESTMENT BANKING AGREEMENT
THIS AGREEMENT (the “Agreement”) dated as of December 19, 2006, by and between Local.com Corporation with its principal address at One Technology Drive, Building G, Irvine, CA 92618 and its subsidiaries (collectively, the “Company”) and GunnAllen Financial, Inc. with its principal address at 5002 W. Waters Avenue, Tampa, Florida 33634 (the “Banker”).
W I T N E S S E T H:
          WHEREAS, the Company desires to retain the Banker and the Banker desires to be retained by the Company pursuant to the terms and conditions hereinafter set forth:
          NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, it is hereby agreed as follows:
          SECTION 1. Retention.
          (a) The Company hereby retains the Banker on an exclusive basis to perform the services set forth in Section 1 (b) below during the ninety (90) day period commencing on the date hereof. This Agreement shall automatically renew for additional 90 day periods unless terminated in writing not less than thirty (30) days prior to the original or any subsequent expiration date (the initial one-year period and any renewals thereof, the “Term”), The Banker hereby accepts such retention and shall perform for the Company the duties described herein, faithfully and to the best of its ability. During the Term, the Banker shall report directly to the Chief Executive Officer of the Company or to any other senior officer designated in writing by the President of the Company.
          (b) The Banker shall serve as the investment banker to the Company and render such advice and services to the Company as may be reasonably requested by the Company concerning equity and/or debt financings, strategic planning activities including, without limitation, the following:
               (i) Assist the Company in attempting to formulate the best strategy to meet the Company’s working capital and capital resource needs;
               (ii) Introduce the Company to potential lenders of funds as well as to potential investors (whether such investment is in the form of debt and/or equity financing or some combination thereof).

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          SECTION 2. Compensation.
          (a) If the Banker introduces the Company to any provider of an equity financing (the “Equity Financing”) or a Convertible Debenture or Preferred (the “Convertible Equity Financing”) and the Company closes a transaction with such provider, the Company shall pay the Banker at closing (i) commissions in cash in an amount figured under the following formula:
               •       7% up to $5,000,000
               •       6% on additional amounts up to and above $10,000,000
(ii) warrants to purchase such number of shares of the Company’s common stock (the “Common Stock”) as shall equal four percent (4%) of the shares of the Common Stock issued at closing or to be issued thereafter upon conversion of any convertible securities and/or exercise of any derivative securities (including, without limitation, warrants or options) issued in the Equity Financing on a post-financing, fully-diluted basis at an exercise price equal to the per share price pursuant to the Equity Financing and exercisable, in whole or in part, during the five (5) year period commencing on the issuance date of such warrants (the “Warrant Fee”). The warrants will have a strike price equal to the lesser of the strike price of warrants issued in a Transaction or, if none are issued, then 125% of the closing price of the Common Stock on the day of the Transaction. Equity Financing shall also include financings of notes, loans or debentures that are convertible to equity.
          (b) If the Banker introduces the Company to any source (each individually, the “Banker Source”) who provide any of the following capital related instruments for the Company (each a “Transaction”), the Company shall pay the Banker a cash fee at closing based upon the total face value of the Transaction in accordance with the following schedule: (i) an amount equal to five percent (5%) of any debt instrument not convertible into equity; (ii) three percent (3%) of any revolving credit line; (iii) two percent (2%) of any credit enhancement instrument, including on an insured or guaranteed basis; (iv) the Warrant Fee, equal to five percent (5%) warrant coverage of the total financing facility amount of the Transaction.
(c) Each Banker Source introduced to the Company under Section 2 (c) on the date of this Agreement shall be listed in Schedule A annexed hereto and made a part hereof. Subsequent to the date of this Agreement and immediately upon the Banker’s introduction of a Banker Source to the Company, the Banker shall amend Schedule A to include each additional Banker Source and deliver such amended Schedule A to the Company within ten (10) days of such introduction. The compensation due to Banker pursuant to this Agreement shall survive for a period of twelve (12) months from the date of execution of this Agreement for each Transaction and each Banker Source.
          (d) Except as otherwise provided for herein:
               (i) All fees due to the Banker hereunder shall have no offsets, are non-refundable, non-cancelable and shall be free and clear of any and all encumbrances.

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               (ii) All cash fees due the Banker hereunder shall be paid to the Banker immediately upon closing of any Equity Financing, Merger, Business Combination, and Transaction (collectively, the “Fee Transaction”) by wire transfer of immediately available funds from the proceeds of the Fee Transaction, either directly or from the formal or informal escrow arrangement established for the Fee Transaction by the agent holding such funds (collectively, the “Closing Agent”), pursuant to the written wire transfer instructions of the Banker to the Closing Agent. The Closing Agent shall be the attorneys for the Banker.
               (iii) All securities fees due the Banker hereunder shall be made via DTC or the DWAC system if eligible for such system, or by certificates issued by the transfer agent for the Company or the Company, as applicable, and shall be delivered to the Banker by the Closing Agent immediately upon closing of any Fee Transaction.
               (iv) All securities fees due the Banker hereunder shall be duly issued, fully-paid (exclusive of warrants or options) and non-assessable and shall be in the same form, with the same terms and conditions as the securities provided to the Company pursuant to any Fee Transaction.
               (v) For the purposes of this Agreement, “Registrable Securities” shall mean (i) all shares of Common Stock of the Company paid or payable to the Banker under this Agreement, (ii) all shares of Common Stock into which convertible securities issued or issuable to the Banker under this Agreement are convertible and (iii) all shares of common stock into which derivative securities (including, without limitation, warrants and options) issued or issuable to the Banker are exercisable. The Company hereby grants to the Banker “customary piggyback registration rights” and shall register all of the Registrable Securities on any registration statement it files with the Securities and Exchange Commission relating to its securities (excluding registration statements on Form S-8) and in compliance with any and all federal and state securities laws, in the name(s) of and to the account(s) designated by the Banker. The Company agrees to pay all costs associated with registering the Registrable Securities for resale. In order to effectuate the foregoing provisions, at the Banker’s request, either simultaneously herewith or at anytime hereafter, the Company shall execute and deliver to the Banker a Registration Rights Agreement reflecting the foregoing provisions.
          (e) The Company shall authorize and direct the Closing Agent to distribute directly or from escrow any and all fees due the Banker hereunder (or the Company and the Banker, if required to do so, shall establish an escrow account in accordance with NASD rules). The Company agrees that such fees and the manner of payment and delivery as herein provided shall be included in the documentation of any Fee Transaction. The Banker is hereby authorized to notify the Closing Agent, on behalf of the Company and as its agent, to make all payments required hereunder directly to the Banker. In order to effectuate the foregoing provisions, at the Banker’s request, either simultaneously herewith or anytime hereafter, the Company shall execute and deliver (i) a Power of Attorney that gives the Banker the right to ensure payment to Banker of any and all fees due hereunder and (ii) the Irrevocable Disbursement Instructions annexed hereto as Schedule B that require the Closing Agent to pay any and all fees due the Banker hereunder before it makes any disbursement to the Company.
          SECTION 3. Expenses. The Company shall reimburse the Banker for all out-of-pocket expenses incurred by the Banker in connection with its duties hereunder, including but not

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limited to the Banker’s due diligence activities with respect to the Company and the reasonable legal fees of counsel to the Banker with respect to any particular transaction. Any such expenses shall require the prior written approval of the Company and shall be evidenced by written documentation prior to reimbursement. Reimbursement by the Company to the Banker will be made within thirty (30) days of the Company’s receipt of said documentation. In addition, the Company shall be responsible for all mailing and printing expenses of the Banker, and all blue sky filing fees, if any, incurred or payable in connection with any financing transaction.
     SECTION 4. Termination. This Agreement and the Banker’s engagement hereunder shall not be terminated by Company under any circumstances nor for any reason whatsoever, unless all compensation due to Banker pursuant to Section 2 above has been distributed to the Banker from the Closing Agent for all Fee Transactions entered into or closed prior to termination. Sections 2, 5, 6 and 7 shall survive any termination of this Agreement.
          SECTION 5. Confidential Information. The Banker agrees that during and after the Term, it will keep in strictest confidence, and will not disclose or make accessible to any other person without the written consent of the Company, the Company’s products, services and technology, both current and under development, promotion and marketing programs, lists, trade secrets and other confidential and proprietary business information of the Company or any of its clients and third parties including, without limitation, Proprietary Information (as defined in Section 7) (all of the foregoing is referred to herein as the “Confidential Information”). The Banker agrees (a) not to use any such Confidential Information for itself or others, except in connection with the performance of its duties hereunder; and (b) not to take any such material or reproductions thereof from the Company’s facilities at any time during the Term except, in each case, as required in connection with the Banker’s duties hereunder.
          Notwithstanding the foregoing, the parties agree that the Banker is free to use (a) information in the public domain not as a result of a breach of this Agreement, (b) information lawfully received form a third party who had the right to disclose such information and (c) the Banker’s own independent skill, knowledge, know-how and experience to whatever extent and in whatever way he wishes, in each case consistent with his obligations as the Banker and that, at all times, the Banker is free to conduct any research relating to the Company’s business.
          SECTION 6. Ownership of Proprietary Information. The Banker agrees that all information that has been created, discovered or developed by the Company, its subsidiaries, affiliates, licensors, licensees, successors or assigns (collectively, the “Affiliates”) (including, without limitation, information relating to the development of the Company’s business created, discovered, developed by the Company or any of its affiliates during the Term, and information relating to the Company’s customers, suppliers, Bankers, and licensees) and/or in which property rights have been assigned or otherwise conveyed to the Company or the Affiliates, shall be the sole property of the Company or the Affiliates, as applicable, and the Company or the Affiliates, as the case may be, shall be the sole owner of all patents, copyrights and other rights in connection therewith, including without limitation the right to make application for statutory protection. All the aforementioned information is hereinafter called “Proprietary Information.” By way of illustration, but not limitation, Proprietary Information includes trade secrets, processes, discoveries, structures, inventions, designs, ideas, works of authorship, copyrightable works, trademarks, copyrights, formulas, improvements, inventions, product concepts, techniques, marketing plans,

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merger and acquisition targets, strategies, forecasts, blueprints, sketches, records, notes, devices, drawings, customer lists, patent applications, continuation applications, continuation-in-part applications, file wrapper continuation applications and divisional applications and information about the Company’s Affiliates, its employees and/or Bankers (including, without limitation, the compensation, job responsibility and job performance of such employees and/or Bankers).
          All original content, proprietary information, trademarks, copyrights, patents or other intellectual property created by the Banker that does not include any specific information relative to the Company’s proprietary information, shall be the sole and exclusive property of the Banker.
          SECTION 7. Indemnification. The Company represents that all materials provided or to be provided to the Banker or any third party regarding the Company’s financial affairs or operations are and shall be truthful and accurate and in compliance with any and all applicable federal and state securities laws. The Company agrees to indemnify and hold harmless the Banker and its Bankers, professionals, lawyers, consultants and affiliates, their respective directors, officers, shareholders, partners, members, managers, agents and employees and each other person, if any, controlling the Banker or any of its affiliates to the full extent lawful, from and against all losses, claims, damages, liabilities and expenses incurred by them (including reasonable attorneys’ fees and disbursements) that result from actions taken or omitted to be taken (including any untrue statements made or any statement omitted to be made) by the Company, its agents or employees which relate to the scope of this Agreement and the performance of the services by the Banker contemplated hereunder. The Banker will indemnify and hold harmless the Company and the respective directors, officers, agents, affiliates and employees of the Company from and against all losses, claims damages, liabilities and expenses that result from bad faith, gross negligence or unauthorized representations of the Banker. In no event shall the Banker be responsible or liable hereunder for an amount in excess of the compensation received by it pursuant to this Agreement. Each person or entity seeking indemnification hereunder shall promptly notify the Company, or the Banker, as applicable, of any loss, claim, damage or expense for which the Company or the Banker, as applicable, may become liable pursuant to this Section 8. No party shall pay, settle or acknowledge liability under any such claim without consent of the party liable for indemnification, and shall permit the Company or the Banker, as applicable, a reasonable opportunity to cure any underlying problem or to mitigate actual or potential damages. The scope of this indemnification between the Banker and the Company shall be limited to, and pertain only to certain transactions contemplated or entered into pursuant to this Agreement.
          The Company or the Banker, as applicable, shall have the opportunity to defend any claim for which it may be liable hereunder, provided it notifies the party claiming the right to indemnification in writing within fifteen (15) days of notice of the claim.
          The rights stated pursuant to this Section 8 shall be in addition to any rights that the Banker, the Company, or any other person entitled to indemnification may have in common law or otherwise, including, but not limited to, any right to contribution.
          SECTION 8. Notices. Any notice or other communication under this Agreement shall be in writing and shall be deemed to have been duly given: (a) upon facsimile transmission (with written transmission confirmation report) at the number designated below; (b)          when delivered personally against receipt therefore; (c) one day after being sent by Federal Express or similar overnight delivery; or (d) five (5) business days after being mailed registered or certified

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mail, postage prepaid. The addresses for such communications shall be as set forth below or to such other address as a party shall give by notice hereunder to the other party to this Agreement.

If to the Company:	Local.com Corporation
Address: One Technology Drive, Bld G
Address: Irvine, CA 92618
Phone: (949) 784-0800
Fax: (949) 784-0880
Attention: Doug Norman, CFO

If to the Banker:	Norm Farra
5002 West Waters Ave
Tampa, FL 33634
Telephone: (610) 869-6570
Telecopy: (610) 869-9260

With a copy to:	GunnAllen Financial, Inc.
5002 W. Waters Ave.
Tampa, Florida 33634
Telephone: (800) 809-5402
Telecopy: (813) 281-2624
Attention: Mr. James DiCesaro
          SECTION 9. Status of Banker. The Banker shall be deemed to be an independent contractor and, except as expressly provided or authorized in this Agreement, shall have no authority to act for on behalf of or represent the Company. This Agreement does not create a partnership or joint venture.
          SECTION 10. Other Activities of Banker. The Company recognizes that the Banker now renders and may continue to render financial consulting and other investment banking services to other companies that may or may not conduct business and activities similar to those of the Company. The Banker shall not be required to devote its full time and attention to the performance of its duties under this Agreement, but shall devote only so much of its time and attention as it deems reasonable or necessary for such purposes.
          SECTION 11. Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement and any of the rights, interests or obligations hereunder may be assigned by the Banker without the prior written consent of the Company. This Agreement and any of the rights, interests or obligations hereunder may not be assigned by the Company without the prior written consent of the Banker, which consent shall not be unreasonably withheld.

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          SECTION 12. Severability of Provisions. If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provision shall be deemed dependent upon any other covenant or provision unless so expressed herein.
          SECTION 13. Entire Agreement; Modification. This Agreement and the schedule hereto contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto and thereto have made no agreements, representations or warranties relating to the subject matter of this Agreement which are not set forth herein. No amendment or modification of this Agreement shall be valid unless made in writing and signed by each of the parties hereto.
          SECTION 14. Non-Waiver. The failure of any party to insist upon the strict performance of any of the terms, conditions and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith; and the said terms, conditions and provisions shall remain in full force and effect. No waiver of any term or condition of this Agreement on the part of any party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.
          SECTION 15. Remedies For Breach. The Banker and Company mutually agree that any breach of Sections 2, 3, 4, 5, 6, 7, or 8 of this Agreement by the Banker or the Company may cause irreparable damage to the other party and/or their affiliates, and that monetary damages alone would not be adequate and, in the event of such breach or threat of breach, the damaged party shall have, in addition to any and all remedies at law and without the posting of a bond or other security, the right to an injunction, specific performance or other equitable relief necessary to prevent or redress the violation of either party’s obligations under such Sections. In the event that an actual proceeding is brought in equity to enforce such Sections, the offending party shall not urge as a defense that there is an adequate remedy at law nor shall the damaged party be prevented from seeking any other remedies that may be available to it. The defaulting party shall pay all attorney’s fees and costs incurred by the other party in enforcing this Agreement.
          SECTION 16. Governing Law. The parties hereto acknowledge that the transactions contemplated by this Agreement bear a reasonable relation to the state of New York. This Agreement shall be governed by, and construed and interpreted in accordance with, the internal laws of the state of New York without regard to such state’s principles of conflicts of laws. The parties irrevocably and unconditionally agree that the exclusive place of jurisdiction for any action, suit or proceeding (“Actions”) relating to this Agreement shall be in the state or federal courts situated in the county and state of New York. Each party irrevocably and unconditionally waives any objection it may have to the venue of any Action brought in such courts or to the convenience of the forum. Final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of any party therein described. Service of process in any Action by any party may be made by serving a copy of the summons and complaint, in addition to any other relevant documents, by commercial overnight courier to any other party at their address set forth in this Agreement.

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          SECTION 17. Headings. The headings of the Sections are inserted for convenience of reference only and shall not affect any interpretation of this Agreement.
A.	SECTION 18. Counterparts. This Agreement may be executed in counterpart signatures, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.
          SECTION 18. No Obligation. Nothing in this Agreement obligates the Company to enter into any financing transaction.
[Signature Page Immediately Follows]

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          IN WITNESS WHEREOF, the parties hereto have executed this Agreement of ten (10) pages as of the day and year first written above.

Local.Com Corporation

By:	/s/ Douglas S. Norman

Douglas S. Norman, Chief Financial Officer

GUNNALLEN FINANCIAL, INC.

By:	/s/ James DiCesaro

Name: James DiCesaro
Title: Senior Vice President —Investment Banking

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SCHEDULE A
Lender & Investor List
For: Local.com Corporation                      By: GunnAllen Financial, Inc.
CONFIDENTIAL

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